UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

127686103

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127686103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,280,680 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 29,280,680 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,280,680 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are 698,233,150 shares of common stock (“Common Stock”) of Caesars Entertainment Corporation (the “Issuer”) outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on May 2, 2018.

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CUSIP No. 127686103	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,280,680 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 29,280,680 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,280,680 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are 698,233,150 shares of Common Stock outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 2, 2018.

CUSIP No. 127686103	SCHEDULE 13D	Page 4 of 8 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,280,680 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 29,280,680 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,280,680 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are 698,233,150 shares of Common Stock outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 2, 2018.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 16, 2017, as amended and supplemented by Amendment No. 1 filed on December 5, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is (i) the general partner of TPG V Hamlet AIV, L.P., a Delaware limited partnership, which is the managing member of TPG Hamlet Holdings, LLC, a Delaware limited liability company (“TPG Hamlet Holdings”), which directly holds 20,002,343 shares of Common Stock, (ii) the managing member of TPG Hamlet Holdings B, LLC, a Delaware limited liability company (“TPG Hamlet Holdings B” and, together with TPG Hamlet Holdings, the “TPG Funds”), which directly holds 2,743,696 shares of Common Stock, and (iii) one of the managing members of each of (a) Co-Invest Hamlet Holdings B, LLC, a Delaware limited liability company (“Co-Invest B”), which directly holds 2,925,421 shares of Common Stock, and (b) Co-Invest Hamlet Holdings, Series LLC, a Delaware limited liability company (“Co-Invest Series” and, together with Co-Invest B, the “Co-Invest Funds”), which directly holds 3,609,220 shares of Common Stock. Due to the terms of the limited liability company agreements governing Co-Invest B and Co-Invest Series, which require both of the managing members of each of Co-Invest B and Co-Invest Series to act unanimously in voting or disposing of assets, the shares of the Issuer’s Common Stock respectively held by the Co-Invest Funds are reported as beneficially owned by both co-managers and are included in the shares reported in this Schedule 13D. The shares of the Issuer’s Common Stock held by Apollo Management VI and its affiliates (the “Apollo Entities”), excluding the Co-Invest Funds and Hamlet Holdings LLC (“Hamlet Holdings”), are not included in this Schedule 13D, and none of Apollo Management VI or the Apollo Entities are included herein as Reporting Persons.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the penultimate paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“On May 17, 2018, the TPG Funds and Co-Invest Funds sold an aggregate of 24,924,255 shares of Common Stock at a price of $13.03 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the “May Rule 144 Offering”). The 24,924,255 shares of Common Stock sold in the May Rule 144 Offering are no longer subject to the 2017 Proxy. In connection with the May Rule 144 Offering, the TPG Funds and Co-Invest Funds agreed not to sell any shares of Common Stock for a period of 30 days and 20 days, respectively, after the date of the May Rule 144 Offering, subject to certain exceptions. In addition, the TPG Funds and Co-Invest Funds entered into a Waiver and Lock-Up Agreement dated May 16, 2018 (the “Waiver and Lock-Up Agreement”) pursuant to which the Apollo Entities waived certain requirements under the 2017 Proxy and agreed not to sell any shares of Common Stock for a period of 20 days after the date of the May Rule 144 Offering. As a result of the May Rule 144 Offering, on May 17, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

The references to and descriptions of the Merger Agreement, 2017 Proxy and Waiver and Lock-Up Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement, 2017 Proxy and Waiver and Lock-Up Agreement, which are included as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence assumes that there are 698,233,150 shares of Common Stock outstanding as of April 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 2, 2018. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 29,280,680 shares of Common Stock, which constitutes approximately 4.2% of the outstanding shares of Common Stock.”

This Amendment amends and restates the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(e) As a result of the May Rule 144 Offering, on May 17, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“4. Waiver and Lock-Up Agreement, dated May 16, 2018, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By:    /s/   Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:    /s/   Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:    /s/   Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 11, 2016), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 21, 2017).
3.	Amended and Restated Irrevocable Proxy, dated as of October 6, 2017, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 3 to Schedule 13D filed with the Commission on October 16, 2017 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).

4.	Waiver and Lock-Up Agreement, dated May 16, 2018, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC.